Filed by Beneficial Bancorp, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Beneficial Mutual Bancorp, Inc.

Commission File No. 001-33476

FOR IMMEDIATE RELEASE

DATE:	November 6, 2014
CONTACT:	Gerard P. Cuddy
President and Chief Executive Officer
PHONE:	(215) 864-6000

BENEFICIAL BANCORP, INC. TO COMMENCE

SECOND STEP CONVERSION STOCK OFFERING

Philadelphia, Pennsylvania, November 6, 2014 — Beneficial Mutual Bancorp, Inc. (the “Company”) (NasdaqGS: BNCL), the parent company for Beneficial Bank (the “Bank”), announced today that the Bank has received conditional approval from the Board of Governors of the Federal Reserve System to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of new shares of common stock. The registration statement relating to the sale of common stock by the new holding company for the Bank, Beneficial Bancorp, Inc. (“Beneficial Bancorp”), has been declared effective by the Securities and Exchange Commission.

Beneficial Bancorp is offering for sale between 46,750,000 and 63,250,000 shares of common stock at a purchase price of $10.00 per share. The shares of common stock to be offered by Beneficial Bancorp represent the approximately 60.6% of the Company’s common stock that is currently owned by Beneficial Savings Bank MHC. The shares will be offered in a subscription offering first to depositors of the Bank with a qualifying deposit as of June 30, 2013, second to the Bank’s employee savings and stock ownership plan, third to depositors of the Bank with a qualifying deposit as of September 30, 2014 and finally to depositors of the Bank as of October 23, 2014. Information regarding the second-step conversion and stock offering will be mailed to eligible subscribers on or about November 7, 2014. Any shares of common stock that are not subscribed for in the subscription offering may be offered for sale to members of the general public in a community offering, with preference given first to persons residing in Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and Burlington, Camden and Gloucester Counties in New Jersey, and then to shareholders of the Company as of October 23, 2014.

The subscription and community offerings are being managed by Sandler O’Neill & Partners, L.P. All questions concerning the offering should be directed to the Bank’s stock information center at (866) 945-4525, which will open on Monday, November 10, 2014.

At the conclusion of the conversion and offering, shareholders of the Company other than Beneficial Savings Bank MHC will receive shares of common stock of Beneficial Bancorp pursuant to an “exchange ratio” designed to preserve their existing approximate aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 1.0206 shares to 1.3808 shares for each share of Company common stock. At the conclusion of the conversion and offering, Beneficial Bancorp will be 100% owned by public shareholders.

The second step conversion must be approved by depositors of the Bank as of October 23, 2014 and shareholders of the Company as of October 23, 2014 at a special meeting of depositors and a special meeting of shareholders, respectively, both to be held on December 15, 2014. In addition, completion of the conversion and offering is subject to selling a minimum of 46,750,000 shares in the offering, the receipt of final regulatory approvals and other customary closing conditions.

Beneficial Mutual Bancorp is a community-based, diversified financial services company providing consumer and commercial banking services. Its principal subsidiary, Beneficial Bank, has served individuals and businesses in the Delaware Valley area since 1853. Beneficial Bank is the oldest and largest bank headquartered in Philadelphia, Pennsylvania, with 58 offices in the greater Philadelphia and South New Jersey regions. Insurance services are offered through Beneficial Insurance Services, LLC and wealth management services are offered through Beneficial Advisors, LLC, both wholly owned subsidiaries of the Bank. For more information about the Bank and the Company, please visit www.thebeneficial.com.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the prospectus when accompanied by a stock order form. The shares of common stock of Beneficial Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Beneficial Bancorp will file a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the Securities and Exchange Commission by Beneficial Bancorp free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by Beneficial Bancorp are available free of charge from the Corporate Secretary of Beneficial Bancorp at Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103. The directors, executive officers, and certain other members of management and employees of Beneficial Bancorp will participate in the solicitation of proxies in favor of the conversion from the shareholders of the Company. Information about the directors and executive officers of Beneficial Bancorp is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

This press release contains certain forward-looking statements about the conversion and reorganization. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion, difficulties in selling the conversion stock or in selling the conversion stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which the Company is engaged.